140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

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United States Securities and Exchange Commission	Los Angeles	Washington, D.C.
Division of Corporation Finance	Madrid
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Washington, D.C. 20549-6010

Attention:                 Anne Nguyen Parker, Assistant Director

Justin Dobbie, Legal Branch Chief

J. Nolan McWilliams, Attorney-Adviser

Loan Lauren P. Nguyen, Special Counsel

Kristin Shifflett, Accountant

David Humphrey, Accounting Branch Chief

Re:	Fantex, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed January 16, 2015
File No. 333-198986

Ladies and Gentlemen:

On behalf of Fantex, Inc. (the “Company”), we are hereby filing Amendment No. 4 (“Amendment No. 4”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on September 26, 2014 (as amended, the “Registration Statement”). For your convenience, we are also providing a courtesy package that includes ten copies of Amendment No. 4, all of which have been marked to show changes from the prior filing of the Registration Statement.

Amendment No. 4 has been revised to reflect the Company’s responses to the comments received on January 28, 2015 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. In the Company’s responses below, all page numbers refer to Amendment No. 4.

February 4, 2015

Management’s Discussion and Analysis, page 105

Nine Months Ended September 30, 2013 and 2014 (unaudited), page 107

1.              We note from your discussion on page 107 of MD&A that during the nine months ended September 30, 2014, you reduced your estimated acquired brand income from endorsement contracts associated with your brand contract with Vernon Davis by $124,364. Please explain why this amount does not agree to unrealized losses associated with Vernon Davis’s endorsement income as disclosed in the table on page 120. Please advise or revise as appropriate.

Response:                 In response to the Staff’s comment, the Company has revised its disclosure on page 107 to agree with its disclosure on page 120. In particular, the Company’s disclosure on page 107 of unrealized and realized gain for endorsement income under the Vernon Davis brand contract now shows a net loss of $183,864 for the period from the contract acquisition date to September 30, 2014. Prior to its inclusion of gains/(losses) in the tables on pages 118 and 120, the Company netted some unrealized gains/(losses) with increases in accretion, which resulted in the previously disclosed reduction of $124,364 in the estimated acquired brand income from Vernon Davis’s endorsement contracts. In connection with the inclusion of the gains/(losses) in the table on page 120 (in response to the Staff’s previous comments), the Company revised its methodology to more clearly show increases in accretion gross of any unrealized gains/(losses). The Company’s revised disclosure on page 107 is consistent with this methodology, and now accords with the disclosures on page 120.

Michael Brockers Brand Contract, at Estimated Fair Value, page 125

2.              Within the table on page 126, we note that the Category A amount of $2,944,092 related to Michael Brockers’ current NFL contract does not correspond to the amount within the table on page 160 of $2,648,000 which is shown as available brand income under the NFL player contract. Specifically, it appears the amount included in the table on page 126 includes contract amounts which may not represent “available brand income” under his NFL player contract. Please explain the reasons for this discrepancy between amounts and revise the table as necessary. In addition, please tell us how this change in the brand income under Michael Brockers’ current NFL contract impacts your calculation of the estimated fair value of the brand contract.

Response:                 In response to the Staff’s comment, the Company has revised its disclosures on page 126. The Company notes that the amount previously disclosed inadvertently included amounts payable to Michael Brockers under his NFL player contract for the full 2014 NFL season, rather than from and after October 15, 2014. The reduction in the estimated brand income disclosed on page 126 had an approximately 1.1% effect on the Company’s estimate of the fair value of its brand contract with Michael Brockers. The Company does not regard this change as material. The Company nevertheless notes that because its brand contracts are negotiated at arm’s length, the negotiated purchase price of the brand contracts may under certain circumstances be more or less than the net present value of the Company’s acquired brand income under such brand contracts. The Company also notes that, as disclosed in the Registration Statement, it is difficult to estimate with precision the projected future earnings of the Company’s contract parties.

February 4, 2015

Underwriting (Conflicts of Interest), page 199

3.              We note your response to prior comment 2. Please provide us a more detailed analysis explaining why Axiom and each of the other referral agents are not statutory underwriters within the meaning of Section 2(a)(11) of the Securities Act. In your response, please refer to Securities Act Rule 141(c) as it relates to the definition of the term “usual and customary distributors’ or sellers’ commission” in Section 2(a)(11) of the Securities Act.

Response:                 In response to the Staff’s comment, the Company has revised its disclosure on page 200.

* * * * * *

We hope the foregoing answers are responsive to your comments. As noted above, we are concurrently submitting Amendment No. 4 to the Company’s Registration Statement on Form S-1. Please do not hesitate to contact Jim Morrone by telephone at (650) 463-3058 or by email at jim.morrone@lw.com, or me by telephone at (650) 463-3067 or by e-mail at patrick.pohlen@lw.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Patrick A. Pohlen

Patrick A. Pohlen
of LATHAM & WATKINS LLP

cc:                                Fantex, Inc.

Deloitte & Touche, LLP

Fantex Brokerage Services, LLC

Stifel, Nicolaus & Company, Incorporated

Cooley LLP